December 16, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:      Keira Nakada

Doug Jones

Daniel Morris

Lilyanna Peyser

Re:	PET Acquisition LLC

Registration Statement on Form S-1

Filed December 3, 2020

File No. 333-251107

Ladies and Gentlemen:

On behalf of our client PET Acquisition LLC, a Delaware limited liability company (the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated December 15, 2020, regarding the above-referenced Registration Statement on Form S-1 (“Registration Statement”). The Staff’s comment is set forth below, followed by the response from the Company. The Company’s response is set forth in ordinary type beneath the Staff’s comment, which is set out in bold-type. The page references in the Company’s response correspond to the page numbers of Amendment No. 1 to the Registration Statement on Form S-1 filed on December 16, 2020 (“Amendment No. 1”).

December 16, 2020

Registration Statement on Form S-1

A Letter From PETCO, page iii

1.

Please balance your statements about the company’s positive growth prospects with a discussion of the risks and obstacles you face, including the significant losses that you have incurred and your accumulated deficit. Please also remove statements that suggest you are the only pet care company that provides food, supplies, grooming, training, and vet services in an integrated fashion or provide the basis for this statement. Similarly, please tell us how you determined that you are making “massive, positive impacts” on pets, parents, your partners, and the communities you serve. Lastly, given that you continue to operate in the same industry and the customers you serve remain fundamentally the same, please remove the statement that you are a “profoundly new Petco.”

We advise the Staff that Amendment No. 1 has been revised on pages iii and iv to: disclose that the Company incurred losses during prior years that resulted in an accumulated equity deficit; disclose that the Company faces risks and potential obstacles; remove statements that suggest the Company is the only pet care company that provides food, supplies, grooming, training, and vet services in an integrated fashion; clarify that the Company is making positive impacts on pets, parents, its partners, and the communities it serves through the Petco Foundation; and replace “profoundly new” with “significantly transformed.” We further advise the Staff that conforming changes have been made in other parts of Amendment No. 1.

*    *    *    *

Amendment No. 1 has also been revised to reflect the changes described in the letter responding to the Staff’s prior comment letter, dated December 9, 2020.

Should you have any questions on this letter, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Ilene Eskenazi, General Counsel of PET Acquisition LLC

John Faulkner, Partner of Ernst & Young

Christine Baumann, Partner of Ernst & Young